SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35499; File No. 812-15707

Jefferies Credit Management LLC and Jefferies Credit Partners BDC Inc.

March 14, 2025

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under Section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from Sections 18(a)(2), 18(c), 18(i), and 61(a) of the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end investment companies that have elected to be regulated as business development companies to issue multiple classes of shares with varying sales loads and asset-based distribution and/or service fees.

Applicants: Jefferies Credit Management LLC and Jefferies Credit Partners BDC Inc.

Filing Dates: The application was filed on February 24, 2025 and amended on March 13, 2025 and March 14, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.

Hearing requests should be received by the Commission by 5:30 p.m. on April 8, 2025 and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Adam Klepack, Esq., General Counsel, Jefferies Finance LLC, 520 Madison Avenue, 12th Floor, New York, New York 10022; Ryan P. Brizek, Esq., Simpson Thacher & Bartlett LLP, 900 G Street, N.W. Washington, D.C. 20001.

FOR FURTHER INFORMATION CONTACT: Laura J. Riegel, Senior Counsel, or Thomas Ahmadifar, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' Second Amended and Restated Application, dated March 14, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, https://www.sec.gov/edgar/searchedgar/companysearch. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Vanessa A. Countryman,

Secretary.